SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                  Schedule 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7) *

                          Amwest Insurance Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    032345100
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                                 (CUSIP Number)


           Check the following box if a fee is being paid with the statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)

                                Page 1 of 5 Pages

--------------------


           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------           ----------------------------------
CUSIP No.  032345100                  13G              Pa ge    2  of 5 Pages

-----------------------------------           ----------------------------------


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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Richard H. Savage

                        ###-##-####

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                                                                        ----
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)
                                                                        ----

                                                                        ----
                                                                   (b)   X
                                                                        ----

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             5      SOLE VOTING POWER
                                               140,962


                        -------------------------------------------------------
                        -------------------------------------------------------
       NUMBER OF             6      SHARED VOTING POWER
        SHARES                                 766,525

     BENEFICIALLY
                        -------------------------------------------------------
                        -------------------------------------------------------
       OWNED BY              7      SOLE DISPOSITIVE POWER
    EACH REPORTING                             140,962


      PERSON WITH
                        -------------------------------------------------------
                        -------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                               766,525


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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        907,487
                         shares

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     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES *
                                                                         ----

                                                                         ----

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     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        23.1%


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     12      TYPE OF REPORTING PERSON *
                        IN

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

Item 1.     Name of Issuer:

            Amwest Insurance Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5230 Las Virgenes Road
            Calabasas, California  91302

Item 2(a).  Name of Person Filing:

            Richard H. Savage

Item 2(b).  Address of Principal Business Office:

            5230 Las Virgenes Road
            Calabasas, California  91302

Item 2(c).  Citizenship or Place of Organization:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

            032345100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

            Not applicable

Item 4.     Ownership:

           (a)    Amount Beneficially Owned:

                  907,487 shares

           (b)    Percent of Class:

                  23.1%

           (c) Number of shares to which such person has:

  (i)   sole power to vote or to direct the vote:     140,962 shares
  (ii)  shared power to vote or to direct the vote:   766,525 shares
  (iii) sole power to dispose or to direct the disposition of:    140,962 shares
  (iv)  shared power to dispose or to direct the disposition of : 766,525 shares

                                Page 3 of 5 Pages

                  The information provided in this Item 4 is based on the following:

                  Of the amount beneficially owned by the Reporting Person:

                  (1) 138,901 shares represent shares owned by Savage Family Trust for which the Reporting Person serves as Trustee having sole voting power over shares owned by such trust; and

                  (2) 766,525 shares represent shares owned by Savage Diversified, Inc., a California corporation, all the voting stock of which is owned by Savage Family Trust. The Reporting Person, as Trustee, has sole voting power of shares owned by such trust; and

                  (3) 2,061 shares represent shares which may be acquired by the Reporting Person within 60 days hereof.

Item 5.       Ownership of Five Percent or Less of a Class:

           Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

           Included in the Reporting Person's aggregate amount of 907,487 shares beneficially owned are:

                  (1) 138,901 shares owned by Savage Family Trust which beneficially owns 3.5% of the Issuer's Common Stock; and

                  (2) 766,525 shares owned by Savage Diversified, Inc., a California corporation, which owns 19.5% of the Issuer's Common Stock. All the outstanding voting stock of Savage Diversified, Inc., is owned by Savage Family Trust.

Item 7. Identification and Classification of a Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not applicable

Item 8.    Identification and Classification of Members of the Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable

Item 10.   Certification:

           Not applicable




                                Page 4 of 5 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999



                                      /s/ RICHARD H. SAVAGE
                                      ---------------------------------

                                          Richard H. Savage







































                                Page 5 of 5 Pages